Exhibit 99.1

Press Release

BEZEQ GROUP REPORTS

THIRD QUARTER 2019 Financial RESULTS

Tel Aviv, Israel – November 18, 2019 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended September 30, 2019. Details regarding the investor conference call and webcast to be held today are included in this press release.

Bezeq Group (consolidated)	Q3 2019	Q3 2018	% change
	(NIS millions)

Revenues	2,247	2,301	(2.3%)
Operating profit	459	429	7.0%
EBITDA	940	976	(3.7%)
EBITDA margin	41.8%	42.4%
Net profit	191	234	(18.4%)
Diluted EPS (NIS)	0.07	0.08	(12.5%)
Cash flow from operating activities	787	883	(10.9%)
Payments for investments	329	412	(20.1%)
Free cash flow [1]	358	374	(4.3%)
Net debt/Adjusted EBITDA [2] (EOP)	2.4	2.5

[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.
[2]	Adjusted EBITDA in this ratio is EBITDA (trailing twelve months) excluding other operating income/expenses, one-time loss from impairment and the effect of the adoption of accounting standard IFRS 16.

Shlomo Rodav, Bezeq’s Chairman, stated, “During the quarter, all of the Bezeq Group companies worked intensively to adjust their structure of operations to ongoing changes in the Israeli telecommunications market. We continued with our streamlining processes and achieved a 4% year over year decline in salary expenses. In 2019, labor agreements were signed in each of the three subsidiary companies, allowing them to streamline over 1,000 employees over the next two years. At the same time, 261 fixed-line employees retired, and the board of directors approved the retirement of another 200 employees. Now that the collective agreements have been renewed in the three subsidiaries, we are moving forward with the synergy and collaborative processes to realize their existing business potential. In recent months, we also launched new products and services in each of the Group companies, aimed at generating growth and adapting operations to the changing tastes of consumers and market needs.”

BEZEQ GROUP REPORTS THIRD QUARTER 2019 FINANCIAL RESULTS	PAGE | 1

Press Release

Yali Rothenberg, CPA, Bezeq Group’s Chief Financial Officer, commented, “In the current quarter, we continued to focus on implementing significant streamlining measures across all of the Group companies, with the goal of reducing long-term expenses. Our net debt continues to decline consistently and decreased year over year by NIS 900 million. In 2019, we raised NIS 1.69 billion and made early repayments of NIS 1.97 billion. We will continue to work to improve financial flexibility while maintaining firm debt management and high cash balances, among other things, through the raising of long-term debt to replace short-term debt.

Bezeq Group Results (Consolidated)

Revenues in the third quarter of 2019 were NIS 2.25 billion, compared to NIS 2.30 billion in the same quarter of 2018, a decrease of 2.3%.

The decrease in revenues was primarily due to lower revenues in yes, Bezeq Fixed-Line and Bezeq International.

Salary expenses in the third quarter of 2019 were NIS 474 million, compared to NIS 494 million in the same quarter of 2018, a decrease of 4.0%.

Salary expenses decreased in all of the key group segments primarily due to the reduction in the number of employees.

Operating and general expenses in the third quarter of 2019 were NIS 794 million, compared to NIS 815 million in the same quarter of 2018, a decrease of 2.6%.

The decrease in operating and general expenses was primarily due to lower expenses in yes.

Other operating expenses, net in the third quarter of 2019 were NIS 39 million, compared to NIS 6 million in the same quarter of 2018. The increase in other operating expenses was primarily due to an expense of NIS 45 million for the early retirement of employees at Bezeq International.

Depreciation, amortization and impairment expenses in the third quarter of 2019 was NIS 481 million, compared to NIS 547 million in the same quarter of 2018, a decrease of 12.1%. The decrease in depreciation, amortization and impairment expenses was primarily due to the decrease in depreciable and amortizable assets in yes in the fourth quarter of 2018. The decrease was partially offset by the ongoing loss from impairment (fixed and intangible assets) recorded in the current quarter.

Operating profit in the third quarter of 2019 amounted to NIS 459 million, compared to NIS 429 million in the same quarter of 2018, an increase of 7.0%. EBITDA in the third quarter of 2019 amounted to NIS 940 million (EBITDA margin of 41.8%), compared to NIS 976 million (EBITDA margin of 42.4%) in the same quarter of 2018, a decrease of 3.7%.

After adjusting for other operating expenses, adjusted EBITDA in the third quarter of 2019 was NIS 979 million (EBITDA margin of 43.6%), compared to NIS 992 million (EBITDA margin of 43.1%) in the same quarter of 2018, a decrease of 1.3%.

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Press Release

Financing expenses in the third quarter of 2019 were NIS 205 million, compared to NIS 109 million in the same quarter of 2018, an increase of 88.1%.

The increase in financing expenses was due to the increase in financing expenses in Bezeq Fixed-Line primarily due to fees of NIS 73 million for the early repayment of debt as well as financing expenses of NIS 42 million in respect of provisions for employee benefits.

Net profit in the third quarter of 2019 amounted to NIS 191 million, compared to net profit of NIS 234 million in the same quarter of 2018, a decrease of 18.4%.

The decrease in net profit was primarily due to the aforementioned increase in financing expenses.

Cash flow from operating activities in the third quarter of 2019 was NIS 787 million, compared to NIS 883 million in the same quarter of 2018, a decrease of 10.9%. The decrease in cash flow from operating activities was primarily due to a decrease in profitability as well as changes in working capital, including payments in respect of employee retirement.

Payments for investments (Capex) in the third quarter of 2019 amounted to NIS 329 million, compared to NIS 412 million in the same quarter of 2018, a decrease of 20.1%.

The decrease in Capex was primarily due to the receipt of NIS 75 million in the third quarter of 2019 for betterment levy paid in connection with the “Sakia” transaction.

Free cash flow in the third quarter of 2019 was NIS 358 million, compared to NIS 374 million in the same quarter of 2018, a decrease of 4.3%.

Net financial debt of the Group was NIS 8.13 billion as of September 30, 2019 compared to NIS 9.02 billion as of September 30, 2018. As of September 30, 2019, the Group’s net financial debt to Adjusted EBITDA ratio was 2.4, compared to 2.5 as of September 30, 2018.

BEZEQ GROUP REPORTS THIRD QUARTER 2019 FINANCIAL RESULTS	PAGE | 3

Press Release

2019 Outlook

Due to extraordinary items in the second quarter of 2019 (write-off of the tax asset, impairment loss in Pelephone assets and the recording of capital gains from the sale of the “Sakia” complex) as well as the inclusion of estimated costs for early retirement in the Outlook, on August 29, 2019 the Bezeq Group updated its Outlook for 2019, as originally published in the Company’s periodic report as of December 31, 2018.

There is no change to our Outlook since the second quarter update. We continue to expect:

Net loss attributable to shareholders:	Approximately NIS 1.1 billion

EBITDA:	Approximately NIS 2.9 billion

CAPEX*:	Approximately NIS 1.7 billion

The Group’s updated Outlook includes the write-off of the balance of the tax asset in respect of losses from yes of NIS 1.166 billion, an impairment loss in Pelephone assets of NIS 951 million, capital gains of NIS 403 million from the sale of the “Sakia” complex and provisions for the early retirement of employees in Bezeq Fixed-Line, Pelephone, Bezeq International and yes. It is noted that NIS 213 million of the total forecasted provisions for early retirement have not yet been recorded as actual provisions in the financial statements and represents an estimate that may not be realized.

The Company’s forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company’s estimates, assumptions and expectations and do not include the effects, if any, of the cancellation of the Group’s structural separation and the merger with the subsidiary companies and everything involved therein in 2019. The Group’s forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group’s ability to implement its plans in 2019. Actual results may differ from these estimates taking note of changes which may occur in the foregoing, in business conditions, and the effects of regulatory decisions, technology changes and developments in the structure of the telecommunications market, and so forth, or the realization of one or more of the risk factors listed in sections 2.20, 3.19, 4.14 and 5.19 of the Periodic Report of 2018, and specifically the risk factor detailed in section 2.20.12 of the Periodic Report of Q3 2019 regarding the impairment of assets in the subsidiary companies.

The Company shall report, as required, deviations of more/less than 10% of the range and amounts stated in the Outlook.

**CAPEX – payments for investments (gross) in fixed and intangible assets

BEZEQ GROUP REPORTS THIRD QUARTER 2019 FINANCIAL RESULTS	PAGE | 4

Press Release

Bezeq Fixed-Line Results

Dudu Mizrahi, Bezeq CEO, commented, “During the quarter, we continued to solidify our position as the leading Internet infrastructure provider in Israel, by deepening the penetration of our cyber-protection BE router and Bspot service. These solutions establish our broadband Internet as the highest quality, most secure and comprehensive offerings in Israel. At the end of the third quarter, we had over 270,000 BE router customers. The further expansion of these and other value added services continue to increase the average revenue per broadband subscriber as well as improve the satisfaction of our customers.

We continue to focus on enterprise customers and deepen the penetration of our advanced business communications solutions, including the Soho customer segment. At the same time, we are developing our integration operations in the business division, and achieved impressive growth rates. During the quarter, revenue of the Other segment grew 22.9% year over year, primarily due to impressive growth in our retail operations launched earlier this year. We also continue to focus on streamlining and expense reductions, with the recent announcement of the retirement of an additional 200 employees.

Recently, the Ministry of Communications began to reconsider the regulation of the deployment of fiber optics for private customers in Israel, and published a number of hearings on the matter. We hope that the new policy that will be formulated will enable us to launch fiber-optic services for the private sector in Israel, on an economic basis.”

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Total Revenues in the third quarter of 2019 were NIS 1.03 billion, compared to NIS 1.04 billion in the same quarter of 2018, a decrease of 1.7%.

The decrease in revenues was primarily due to a decrease in revenues from telephony services as well as from broadband Internet services, partially offset by an increase in Other revenues and revenues from transmission and data services.

Revenues from broadband Internet services (retail and wholesale) in the third quarter of 2019 were NIS 393 million, compared to NIS 401 million in the same quarter of 2018, a decrease of 2.0%.

The decrease in revenues from broadband Internet services was due to a reduction in the number of broadband Internet lines as well as a decrease in wholesale revenues, partially offset by an increase in the average revenue per retail subscriber.

Revenues from telephony services in the third quarter of 2019 were NIS 259 million, compared to NIS 282 million in the same quarter of 2018, a decrease of 8.2%.

The decrease in telephony revenues was due to a reduction of 3.9% in the average revenue per line as well as a decrease of 5.4% in the number of access lines.

Revenues from transmission and data communication services in the third quarter of 2019 were NIS 245 million, compared to NIS 243 million in the same quarter of 2018, an increase of 0.8%.

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Press Release

Revenues from cloud & digital services in the third quarter of 2019 were NIS 69 million, in-line with the same quarter of 2018.

Other revenues in the third quarter of 2019 were NIS 59 million, compared to NIS 48 million in the same quarter of 2018, an increase of 22.9%. The increase in other revenues was primarily due to the sale of mobile handsets in the current quarter.

Operating expenses in the third quarter of 2019 were NIS 144 million, compared to NIS 143 million in the same quarter of 2018, an increase of 0.7%. Operating expenses excluding terminal equipment and materials in the third quarter of 2019 were NIS 127 million, compared to NIS 134 million in the same quarter of 2018, a decrease of 5.2%.

Salary expenses in the third quarter of 2019 were NIS 224 million, compared to NIS 233 million in the same quarter of 2018, a decrease of 3.9%. The decrease in salary expenses was due to a reduction in the number of employees.

Other operating income, net in the third quarter of 2019 amounted to NIS 8 million, compared to operating expenses of NIS 2 million in the same quarter of 2018. The increase in other operating income was primarily due to an increase in capital gains from the sale of real estate.

Depreciation expenses in the third quarter of 2019 were NIS 225 million, compared to NIS 218 million in the same quarter of 2018, an increase of 3.2%.

Operating profit in the third quarter of 2019 amounted to NIS 440 million, compared to NIS 451 million in the same quarter of 2018, a decrease of 2.4%. EBITDA in the third quarter of 2019 was NIS 665 million, compared to NIS 669 million in the same quarter of 2018, a decrease of 0.6%.

Financing expenses in the third quarter of 2019 were NIS 207 million, compared to NIS 113 million in the same quarter of 2018, an increase of 83.2%.

The increase in financing expenses was primarily due to fees of NIS 73 million for the early repayment of debt as well as financing expenses of NIS 42 million in respect of provisions for employee benefits.

Net profit in the third quarter of 2019 amounted to NIS 175 million, compared to NIS 257 million in the same quarter of 2018, a decrease of 31.9%.

The decrease in net profit was primarily due to the aforementioned decrease in operating profit and increase in financing expenses.

Cash flow from operating activities in the third quarter of 2019 amounted to NIS 484 million, compared to NIS 583 million in the same quarter of 2018, a decrease of 17.0%.

The decrease in cash flow from operating activities was primarily due to a decrease in profitability as well as changes in working capital, including payments in respect of employee retirement.

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Payments for investments (Capex) in the third quarter of 2019 were NIS 145 million, compared to NIS 233 million in the same quarter of 2018, a decrease of 37.8%.

The decrease in Capex was primarily due to the receipt of NIS 75 million in the third quarter of 2019 for betterment levy paid in connection with the “Sakia” transaction.

Free cash flow in the third quarter of 2019 was NIS 328 million, compared to NIS 330 million in the same quarter of 2018, a decrease of 0.6%.

The number of broadband Internet lines (retail and wholesale) at the end of September 2019 totaled 1.589 million, a decrease of 24,000 lines compared to previous quarter. The number of wholesale broadband Internet lines amounted to 601,000 lines, representing a sequential decrease of 11,000 lines.

During the third quarter of 2019, average broadband speeds reached 66.2 Mbps, compared to 64.0 Mbps sequentially, and 57.4 Mbps in the third quarter of 2018, representing a year-over-year increase of 15.3%.

Average revenue per Internet subscriber (ARPU - retail) in the third quarter of 2019 was NIS 98, compared to NIS 97 sequentially, and NIS 93 in the third quarter of 2018.

The number of telephony access lines totaled 1.743 million at the end of September 2019, compared to 1.768 million sequentially and 1.843 million at the end of September 2018.

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Average revenue per line (ARPL) in the third quarter of 2019 totaled NIS 49, in-line sequentially and compared to NIS 51 in the third quarter of 2018.

Bezeq Fixed-Line - Financial data	Q3 2019	Q3 2018	% change
	(NIS millions)

Total revenues	1,025	1,043	(1.7%)
Broadband Internet revenues	393	401	(2.0%)
Telephony revenues	259	282	(8.2%)
Transmission and data revenues	245	243	0.8%
Cloud & digital services revenues	69	69	0.0%
Other revenues	59	48	22.9%
Operating profit	440	451	(2.4%)
EBITDA	665	669	(0.6%)
EBITDA margin	64.9%	64.1%
Net profit [1]	175	257	(31.9%)
Cash flows from operating activities	484	583	(17.0%)
Payments for investments	145	233	(37.8%)
Free cash flow [2]	328	330	(0.6%)

[1]	Excluding share in profits/losses of equity-accounted investees.
[2]	Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

Bezeq Fixed-Line - KPIs	Q3 2019	Q2 2019	Q3 2018

Active subscriber lines (end of period, in thousands) [1]	1,743	1,768	1,843
Average monthly revenue per line (NIS) [2]	49	49	51
Outgoing minutes (millions)	888	865	960
Incoming minutes (millions)	1,134	1,056	1,125
Churn rate (%) [3]	3.0%	2.7%	2.7%
Total broadband Internet lines (retail and wholesale, end of period, in thousands) [4]	1,589	1,613	1,663
Wholesale broadband Internet lines (end of period, in thousands) [4]	601	612	617
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	98	97	93
Average broadband speed per subscriber (Mbps)	66.2	64.0	57.4

[1]	Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber who did not pay his balance due to the Company in the first three months of collection proceedings).
[2]	Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services. Based on average lines for the period.
[3]	Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company’s services during the period divided by the average number of telephone subscribers during the period.
[4]	The total number of broadband Internet lines includes retail and wholesale lines. Retail - direct Internet subscriber of the Company; Wholesale - Internet line through Bezeq’s wholesale service for telecom operators.

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Pelephone Results

Ran Guron, CEO of Pelephone, stated, “This quarter, we posted stable revenues and increased profits, while continuing to streamline expenses. We continue to pursue our growth strategy and delivered an increase of 29,000 postpaid subscribers during the quarter, despite the ongoing crisis in an industry characterized by particularly high competition.”

Guron added that, “Last week we renewed the Pelephone collective labor agreement, and reached understandings regarding synergy and streamlining processes in the company. We can now deepen the collaboration between the subsidiaries both operationally and commercially, and offer our customers significant added value. In addition, as part of the Company’s streamlining plan, we are currently preparing to relocate our offices from Givatayim to Ofer Park in Petah Tikva at the end of 2020.”

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Revenues from services in the third quarter of 2019 were NIS 446 million, compared to NIS 430 million sequentially and NIS 449 million in the same quarter of 2018, a quarter-over-quarter increase of 3.7% and a year-over-year decrease of 0.7%.

The increase in revenues from services compared to the prior quarter was due to the increase in postpaid subscribers partially offset by the decrease in market prices as a result of the transition of existing customers to lower priced plans including higher data plans.

Revenues from equipment sales in the third quarter of 2019 were NIS 166 million, compared to NIS 140 million sequentially and NIS 155 million in the same quarter of 2018, an increase of 18.6% and 7.1% respectively. The increase in revenues from equipment sales was primarily due to an increase in the number of handsets sold.

Total revenues in the third quarter of 2019 were NIS 612 million, compared to NIS 570 million sequentially and NIS 604 million in the same quarter of 2018, an increase of 7.4% and 1.3% respectively.

Operating expenses in the third quarter of 2019 decreased by NIS 10 million and amounted to NIS 596 million, compared to NIS 606 million in the same quarter of 2018, a decrease of 1.7%. The decrease in operating expenses was due to streamlining measures mainly in salaries and other operating expenses.

Operating profit in the third quarter of 2019 was NIS 16 million, compared to operating loss of NIS 8 million sequentially and operating loss of NIS 2 million in the same quarter of 2018.

EBITDA in the third quarter of 2019 was NIS 173 million (EBITDA margin of 28.3%), compared to NIS 148 million sequentially (EBITDA margin of 25.9%) and NIS 159 million (EBITDA margin of 26.4%) in the same quarter of 2018, an increase of 16.9% and 8.8% respectively.

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Net profit in the third quarter of 2019 was NIS 18 million, compared to NIS 2 million sequentially and NIS 6 million in the same quarter of 2018.

Cash flow from operating activities in the third quarter of 2019 was NIS 200 million, compared to NIS 194 million in the same quarter of 2018, an increase of 3.1%.

The increase in cash flow from operating activities was primarily due to changes in working capital.

Free cash flow in the third quarter of 2019 was NIS 52 million, compared to NIS 61 million in the same quarter of 2018, a decrease of 14.8%.

Pelephone’s subscriber base increased by 47,000 subscribers in the third quarter of 2019 of which 29,000 were postpaid subscribers. Total subscribers reached 2.310 million at the end of September 2019.

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Press Release

Average revenue per subscriber (ARPU) in the third quarter of 2019 was NIS 65, an increase of NIS 1 sequentially and a decrease of NIS 3 compared to the corresponding quarter.

Pelephone - Financial data	Q3 2019	Q3 2018	% change
	(NIS millions)

Total revenues	612	604	1.3%
Service revenues	446	449	(0.7%)
Equipment revenues	166	155	7.1%
Operating profit	16	(2)
EBITDA	173	159	8.8%
EBITDA margin	28.3%	26.4%
Net profit	18	6	200.0%
Cash flows from operating activities	200	194	3.1%
Payments for investments	72	73	(1.4%)
Free cash flow [1]	52	61	(14.8%)

[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

Pelephone - KPIs	Q3 2019	Q2 2019	Q3 2018

Total subscribers (end of period, in thousands) [1,4]	2,310	2,263	2,185
Postpaid subscribers (end of period, in thousands) [1,4]	1,895	1,866	1,817
Prepaid subscribers (end of period, in thousands) [1,4]	415	397	368
Average revenue per user (ARPU, NIS) [2]	65	64	68
Churn rate [3]	7.3%	7.5%	9.1%

[1]	Subscriber data includes Pelephone subscribers (excluding subscribers of operators that Pelephone hosts on its network as well as IOT subscribers as of Q3 2018) and do not include inactive subscribers who are connected to Pelephone’s services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. Prepaid subscribers are included in the list of active subscribers from the date on which the subscriber loaded his device, and are removed from the list of active subscribers if he makes no outgoing use of his device for six months or more. A customer may have more than one subscriber line. Regarding the change in the definition of subscribers from Q3 2018, see Note 4 below.
[2]	Average monthly revenue per subscriber (postpaid and prepaid) is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone’s network, and repair and warranty services in the period by average Pelephone active subscribers in the same period. Regarding the effect of the change in the definition of subscribers from Q3 2018 on average revenue per subscriber, see Note 4 below.
[3]	Churn rate is calculated according to the proportion of subscribers who have disconnected from Pelephone’s services and subscribers who have become inactive during the period divided by the total number of average active subscribers during the period. Regarding the effect of the change in the definition of subscribers from Q3 2018 on the churn rate, see Note 4 below.
[4]	At the beginning of Q3 2018, 426,000 prepaid subscribers and 2,000 IOT subscribers were written off the list of subscribers. This led to an increase of NIS 11 in ARPU and an increase of 1.5% in the churn rate in Q3 2018.

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Bezeq International Results

Ran Guron, CEO of Bezeq International, said, “This quarter we continued to show stability and profitability across our financial metrics, despite increasing competition in the Israeli telecom market. In addition, we began to implement significant synergy and streamlining initiatives, supported by the collective labor agreement, the results of which will become apparent in the coming quarters. Our newly launched triple bundle is enjoying significant success. We will continue to expand the partnerships between the subsidiary companies and provide additional value to our customers.”

Guron added that, “Our integration operations continue to grow, alongside revenue growth from managed services. We are also taking part in several strategic tenders in the enterprise IT market.”

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Revenues in the third quarter of 2019 were NIS 329 million compared to NIS 333 million in the same quarter of 2018, a decrease of 1.2%.

The decrease in revenues was primarily due to the reduction in revenues from Internet services and international calls, which were partially offset by an increase in revenues from services and equipment sales to businesses.

Operating expenses in the third quarter of 2019 were NIS 304 million (after adjusting for a one-time expense for the early retirement of employees) compared to NIS 302 million in the same quarter of 2018, an increase of 0.7%.

The increase in operating expenses was primarily due to the increase in the cost of services to business customers resulting from the increase in revenues from equipment sales. The increase was partially offset by a decrease in salary expenses due to a reduction in the number of employees. In addition, there was a decrease in other operating expenses and international call expenses as a result of the corresponding decrease in revenues.

In the third quarter of 2019, the Company recorded a one-time expense of NIS 45 million due to the signing of a collective labor agreement for the years 2019-2021.

Operating loss in the third quarter of 2019 was NIS 20 million compared to operating profit of NIS 31 million in the same quarter of 2018. After adjusting for the one-time expense in connection with the signing of a collective labor agreement for the years 2019-2021 in the current quarter, operating profit was stable compared to the corresponding quarter.

EBITDA in the third quarter of 2019 was NIS 27 million (EBITDA margin of 8.2%) compared to NIS 77 million (EBITDA margin of 23.1%) in the same quarter of 2018, a decrease of 64.9%. After adjusting for the one-time expense in connection with the signing of a collective labor agreement for the years 2019-2021 in the current quarter, EBITDA was stable compared to the corresponding quarter.

Net loss in the third quarter of 2019 was NIS 18 million compared to net profit of NIS 20 million in the same quarter of 2018. After adjusting for the one-time expense in connection with the signing of a collective labor agreement for the years 2019-2021 in the current quarter, net profit was stable compared to the corresponding quarter.

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Cash flow from operating activities in the third quarter of 2019 was NIS 64 million compared to NIS 73 million in the same quarter of 2018, a decrease of 12.3%.

The decrease in cash flow from operating activities was primarily due to employee streamlining and retirement costs as a result of the collective labor agreement signed.

Free cash flow in the third quarter of 2019 was NIS 16 million compared to NIS 38 million in the same quarter of 2018, a decrease of 57.9%.

Bezeq International	Q3 2019	Q3 2018	% change
	(NIS millions)

Revenues	329	333	(1.2%)
Operating profit (loss)	(20)	31
EBITDA	27	77	(64.9%)
EBITDA margin	8.2%	23.1%
Net profit (loss)	(18)	20
Cash flows from operating activities	64	73	(12.3%)
Payments for investments	40	27	48.1%
Free cash flow [1]	16	38	(57.9%)

[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

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Press Release

yes Results

Ran Guron, CEO of yes, stated, “This quarter, we continued to develop synergies between subsidiary companies, which allow us to pursue groundbreaking initiatives in the Israeli TV market. Recently, we announced the launch of yes+, the largest and most advanced streaming service in Israel, as part of a strategic, first-of-its-kind partnership with Apple. This marks the start of our transition from satellite-based broadcasting to Internet-based broadcasting, which is a significant change in the Company’s history. Even now, just a few short weeks after the launch, we can already see that the service is in high demand, with thousands of new subscribers.”

Guron added that, “In the current quarter, we signed an extension of the collective agreement with the employee labor union for the next few years, while at the same time continued the synergy and streamlining processes in accordance with the agreement signed earlier this year.”

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Revenues in the third quarter of 2019 were NIS 334 million, compared to NIS 367 million in the same quarter of 2018, a decrease of 9.0%.

The decrease in revenues was primarily due to a reduction in the average number of subscribers and the transition to lower priced plans.

Operating expenses in the third quarter of 2019 were NIS 314 million compared to NIS 366 million in the same quarter of 2018, a decrease of 14.2%.

The decrease in operating expenses was due to streamlining measures that reduced operating, salary and depreciation expenses.

After excluding the effect of the impairment loss, operating expenses amounted to NIS 363 million. The decrease in operating expenses compared to the corresponding quarter of 2018 was due to streamlining measures that reduced operating and salary expenses partially offset by one-time depreciation expenses.

Operating profit in the third quarter of 2019 was NIS 20 million, compared to NIS 1 million in the same quarter of 2018.

The increase in operating profit was due to a reduction in operating expenses partially offset by a decrease in revenues.

After excluding the effect of the impairment loss, operating loss amounted to NIS 29 million.

EBITDA in the third quarter of 2019 was NIS 70 million (EBITDA margin – 21.0%) compared to NIS 82 million (EBITDA margin – 22.3%) in the same quarter of 2018, a decrease of 14.6%.

The decrease in EBITDA was due to the decrease in revenues, which was partially offset by the decrease in operating, salary and depreciation expenses.

After excluding the effect of the impairment loss, EBITDA amounted to NIS 64 million.

Net profit in the third quarter of 2019 was NIS 15 million, compared to net loss of NIS 2 million in the same quarter of 2018. After excluding the effect of the impairment loss, net loss amounted to NIS 34 million.

Cash flow from operating activities in the third quarter of 2019 was NIS 37 million, compared to NIS 34 million in the same quarter of 2018, an increase of 8.8%.

Negative free cash flow in the third quarter of 2019 was NIS 40 million, compared to NIS 54 million in the same quarter of 2018, an improvement of 25.9%.

ARPU in the third quarter of 2019 was NIS 198, in-line sequentially and compared to NIS 210 in the same quarter of 2018.

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Press Release

The number of yes subscribers in the third quarter of 2019 decreased by 7,000. Total yes subscribers at September 30, 2019 were 558,000.

yes - Financial data	Q3 2019	Q3 2018	% change
	(NIS millions)

Revenues	334	367	(9.0%)
Operating profit	20	1	1900.0%
EBITDA	70	82	(14.6%)
EBITDA margin	21.0%	22.3%
Net profit (loss)	15	(2)
Cash flows from operating activities	37	34	8.8%
Payments for investments	69	79	(12.7%)
Free cash flow [1]	(40)	(54)	(25.9%)

[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

yes - KPIs	Q3 2019	Q2 2019	Q3 2018

Number of subscribers (end of period, in thousands) [1]	558	565	584
Average revenue per user (ARPU, NIS) [2]	198	198	210
Churn rate (%) [3]	5.5%	4.9%	5.1%

[1]	Subscriber – one household or small business customer. For a business customer with numerous set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is standardized. The number of business customers that are not small businesses, is calculated by dividing the total payment received from all the business customers that are not small businesses by the average revenue per small business customer, which is determined once every period. In the fourth quarter of 2018 the standardization formula was updated and, as a result, the number of subscribers decreased by 7,000. This was partially due to the fact that the average revenue per small business customer in the special offers (at least 100 customers per offer) increased in the past year as a result of the transfer of customers to higer priced packages richer in content.
[2]	ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.
[3]	Churn rate – the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS THIRD QUARTER 2019 FINANCIAL RESULTS	PAGE | 15

Press Release

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shlomo Rodav, Bezeq’s Chairman, Mr. Dudu Mizrahi, Bezeq CEO, Mr. Ran Guron, CEO of Pelephone, Bezeq International and yes, and Mr. Yali Rothenberg, Bezeq Group Chief Financial Officer on November 18, 2019, at 3:00 PM Israel Time / 8:00 AM Eastern Time. Participants may join the live conference call by dialing:

International Phone Number: + 972-3-918-0610

Israel Phone Number: 03-918-0610

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of Bezeq’s corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Friday, November 22, 2019. Participants can access and listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5918

Israel Phone Number: 03-925-5918

BEZEQ GROUP REPORTS THIRD QUARTER 2019 FINANCIAL RESULTS	PAGE | 16

Press Release

About “Bezeq” The Israel Telecommunication Corp.

Bezeq is Israel’s leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, cloud and digital services, and other data communications; satellite and Internet based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at http://ir.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management’s expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement. In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the “Securities Law”), which reports can be accessed at the Israeli Securities Authority’s website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS THIRD QUARTER 2019 FINANCIAL RESULTS	PAGE | 17

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	6,727	6,995	2,247	2,301	9,321
Costs of activity
General and operating expenses	2,420	2,494	794	815	3,379
Salaries	1,455	1,507	474	494	1,992
Depreciation, amortization, and impairment	1,425	1,609	481	547	2,189
Other operating expenses (income), net	(400)	113	39	6	634
Impairment loss	951	10	-	10	1,675
Total operating expenses	5,851	5,733	1,788	1,872	9,869

Operating profit (loss)	876	1,262	459	429	(548)
Financing expenses (income)
Financing expenses	481	383	224	127	516
Financing income	(41)	(56)	(19)	(18)	(81)
Financing expenses, net	440	327	205	109	435

Profit (loss) after financing expenses, net	436	935	254	320	(983)
Share in losses of equity-accounted investees	(2)	(3)	(1)	(1)	(3)
Profit (loss) before income tax	434	932	253	319	(986)
Taxes on income	1,516	243	62	85	80
Profit (loss) for the period	(1,082)	689	191	234	(1,066)

Basic earnings (loss) per share (in NIS)	(0.39)	0.25	0.07	0.08	(0.39)

BEZEQ GROUP REPORTS THIRD QUARTER 2019 FINANCIAL RESULTS	PAGE | 18

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Financial Position

	September 30, 2019	September 30, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
Assets	NIS million	NIS million	NIS million

Cash and cash equivalents	639	1,408	890
Investments	1,750	1,517	1,404
Trade receivables	1,746	1,792	1,773
Other receivables	317	312	267
Inventory	94	86	97
Total current assets	4,546	5,115	4,431

Trade and other receivables	442	423	470
Broadcasting rights, net of rights exercised	63	470	60
Right-of-use assets	1,361	1,434	1,504
Fixed assets	6,217	6,789	6,214
Intangible assets	968	2,627	1,919
Deferred tax assets	18	1,041	1,205
Deferred expenses and non-current investments	469	519	462
Investment property	-	140	58
Total non-current assets	9,538	13,443	11,892
Total assets	14,084	18,558	16,323

BEZEQ GROUP REPORTS THIRD QUARTER 2019 FINANCIAL RESULTS	PAGE | 19

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Financial Position (Contd.)

	September 30, 2019	September 30, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	NIS million	NIS million	NIS million

Debentures, loans and borrowings	1,126	1,798	1,542
Current maturities of liabilities for leases	427	443	445
Trade and other payables	1,503	1,602	1,690
Employee benefits	365	330	581
Provisions	143	106	175
Current tax liabilities	15	9	-
Dividend payable	-	318	-
Total current liabilities	3,579	4,606	4,433

Loans and debentures	9,393	10,149	9,637
Liability for leases	989	1,024	1,106
Employee benefits	539	266	445
Derivatives and other liabilities	178	212	174
Liabilities for deferred taxes	50	91	56
Provisions	39	40	38
Total non-current liabilities	11,188	11,782	11,456

Total liabilities	14,767	16,388	15,889

Total equity (deficit)	(683)	2,170	434

Total liabilities and equity	14,084	18,558	16,323

BEZEQ GROUP REPORTS THIRD QUARTER 2019 FINANCIAL RESULTS	PAGE | 20

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the period	(1,082)	689	191	234	(1,066)
Adjustments:
Depreciation, amortization, and impairment loss	1,425	1,609	481	547	2,189
Impairment loss of assets	951	10	-	10	1,675
Share in losses of equity-accounted investees	2	3	1	1	3
Financing expenses, net	395	329	171	105	445
Capital gain, net	(472)	(7)	(11)	(1)	(15)
Taxes on income	1,516	243	62	85	80
Change in trade and other receivables	26	200	8	66	241
Change in inventory	(5)	6	4	(7)	(5)
Change in trade and other payables	(133)	(140)	43	(30)	(138)
Change in provisions	(32)	12	(5)	(3)	81
Change in employee benefits	(156)	44	(58)	(40)	489
Change in other liabilities	(17)	(18)	(11)	(2)	-
Net income tax paid	(242)	(382)	(89)	(82)	(467)
Net cash from operating activities	2,176	2,598	787	883	3,512
Cash flow used for investing activities
Purchase of fixed assets	(851)	(889)	(300)	(308)	(1,216)
Investment in intangible assets and deferred expenses	(302)	(301)	(104)	(95)	(390)
Investment in bank deposits and securities	(1,965)	(2,124)	(185)	(190)	(2,338)
Proceeds from bank deposits and others	1,616	907	379	344	1,244
Proceeds from the sale of fixed assets	64	43	15	12	160
Receipts on account of sale of the Sakia property	328	-	-	-	155
Receipt (payment) of permit fees, betterment levy, and purchase tax	(74)	(121)	75	(9)	(121)
Receipt (payment) of betterment tax	5	(80)	-	-	(80)
Miscellaneous	7	22	(3)	14	34
Net cash used in investing activities	(1,172)	(2,543)	(123)	(232)	(2,552)

BEZEQ GROUP REPORTS THIRD QUARTER 2019 FINANCIAL RESULTS	PAGE | 21

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Cash Flows (Contd.)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flow from financing activities
Issue of debentures and receipt of loans	1,688	320	1,188	-	891
Repayment of debentures and loans	(2,333)	(232)	(1,971)	(50)	(1,567)
Payments of principal and interest for leases	(322)	(330)	(115)	(109)	(422)
Interest paid	(211)	(209)	(21)	(5)	(421)
Costs for early repayment of loans and debentures	(73)	-	(73)	-	-
Dividends paid	-	(368)	-	-	(686)
Miscellaneous	(4)	(9)	(4)	(2)	(46)
Net cash used for financing activities	(1,255)	(828)	(996)	(166)	(2,251)
Increase (decrease) in cash and cash equivalents, net	(251)	(773)	(332)	485	(1,291)
Cash and cash equivalents at beginning of period	890	2,181	971	923	2,181
Cash and cash equivalents at end of period	639	1,408	639	1,408	890

BEZEQ GROUP REPORTS THIRD QUARTER 2019 FINANCIAL RESULTS	PAGE | 22

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Other Operating Expenses (Income), net

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Capital gain (mainly from the sale of real estate)	(472)	(7)	(11)	(1)	(1)
Expenses (income) for severance pay in voluntary redundancy	(21)	99	3	6	559
Provision for legal claims	3	21	2	1	91
Expenses for severance due to the efficiency agreement in DBS	45	-	-	-	-
Expenses for severance due to the efficiency agreement in Bezeq International	45	-	45	-	-
Profit from sale of an associate	-	-	-	-	(14)
Others	-	-	-	-	(1)
Total operating expenses (income), net	(400)	113	39	6	634

BEZEQ GROUP REPORTS THIRD QUARTER 2019 FINANCIAL RESULTS	PAGE | 23